Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2023 $	April 30, 2022 $
ASSETS
Current assets
Cash		11,324	29,965
Amounts receivable		2,278	2,503
Sales tax receivable		333	277
Inventory		1,808	1,615
Unbilled revenue		653	629
Prepaid expenses		2,474	2,481
		18,870	37,470
Restricted cash		85	82
Deposit on equipment		324	369
Investment at fair value through profit and loss		96	142
Property and equipment	6, 9	10,465	3,559
Intangible assets	7	31,491	32,390
Goodwill	5	21,107	19,635
Total assets		82,438	93,647
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	4,303	4,768
Sales tax payable		—	31
Deferred revenue		813	1,034
Income taxes payable		105	420
Convertible debentures – liability component	8	—	1,312
Leases	9	1,291	987
Deferred acquisition payments	5	140	740
		6,652	9,292
Leases	9	6,184	468
Deferred acquisition payments	5	534	497
Deferred income tax liability		7,987	8,105
Total liabilities		21,357	18,362
SHAREHOLDERS' EQUITY
Share capital	10	117,224	114,559
Convertible debentures – equity component	8	—	103
Contributed surplus	10	10,405	9,630
Accumulated other comprehensive loss		1,411	(2,479)
Accumulated deficit		(67,959)	(46,528)
		61,081	75,285
Total liabilities and shareholders’ equity		82,438	93,647

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on March 15, 2023

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2023 $	2022 $	2023 $	2022 $
REVENUE		5,171	4,815	15,044	14,125
COST OF SALES		2,207	2,229	6,822	6,458
GROSS PROFIT		2,964	2,586	8,222	7,667
EXPENSES
Research and development		1,032	2,058	11,778	6,339
Sales and marketing		836	812	2,674	1,814
General and administrative		4,643	3,521	13,149	10,464
Amortization of intangible assets	7	1,033	502	3,097	1,511
		7,544	6,893	30,698	20,128
Loss before other income (expenses) and income taxes		(4,580)	(4,307)	(22,476)	(12,461)
OTHER INCOME (EXPENSES)
Accretion	8	—	(21)	(3)	(65)
Grant income	14	22	36	306	36
Subsidy income	14	—	—	—	20
Interest and other income		39	160	73	170
Unrealized foreign exchange gain (loss)		(76)	514	244	821
		(15)	689	620	982
Loss before income taxes		(4,595)	(3,618)	(21,856)	(11,479)
Income taxes		(104)	(208)	425	(586)
NET LOSS FOR THE PERIOD		(4,699)	(3,826)	(21,431)	(12,065)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		3,748	(64)	3,890	(798)
COMPREHENSIVE LOSS FOR THE PERIOD		(951)	(3,890)	(17,541)	(12,863)
LOSS PER SHARE – BASIC AND DILUTED		(0.19)	(0.20)	(0.86)	(0.62)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		24,944,679	19,429,459	24,852,887	19,332,597

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	158,000	788	—	(326)	—	—	462
Shares issued pursuant to warrant exercise	17,194	68	—	(7)	—	—	61
Shares issued pursuant to conversion of convertible debentures	75,292	329	(25)	—	—	—	304
Share-based payments	—	—	—	2,297	—	—	2,297
Comprehensive income (loss) for the period	—	—	—	—	(798)	(12,065)	(12,863)
Balance, January 31, 2022	19,461,190	81,790	102	9,165	(1,485)	(41,884)	47,688

Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	178,725	1,247	—	(532)	—	—	715
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based payments	—	—	—	1,307	—	—	1,307
Comprehensive income (loss) for the period	—	—	—	—	3,890	(21,431)	(17,541)
Balance, January 31, 2023	24,965,448	117,224	—	10,405	1,411	(67,959)	61,081

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

(in thousands)	Note	2023 $	2022 $
Operating activities:
Net loss for the period		(21,431)	(12,065)
Items not affecting cash:
Amortization and depreciation	6, 7, 15	4,702	2,843
Asset impairment		—	167
Deferred income taxes		(676)	586
Accretion	8	3	65
Foreign exchange		(152)	(837)
Gain on investment		(27)	—
Share-based payments	10, 11	1,307	2,297
		(16,274)	(6,944)
Changes in non-cash working capital related to operations:
Amounts receivable		350	322
Inventory		(62)	(300)
Unbilled revenue		1	(125)
Prepaid expenses		(316)	(860)
Accounts payable and accrued liabilities	12	(715)	283
Sales and income taxes payable and receivable		(343)	(425)
Deferred revenue		(240)	(85)
Net cash used in operating activities		(17,599)	(8,134)
Investing activities:
Purchase of equipment	6	(1,033)	(924)
Security deposit on leases		40	—
Purchase of customer list		—	(191)
Deferred acquisition payments		(610)	—
Sale of QVQ Holdings BV shares		80	—
Net cash used in investing activities		(1,523)	(1,115)
Financing activities:
Proceeds from share issuance, net of transaction costs	10	715	523
Repayment of leases	9	(955)	(702)
Net cash used in financing activities		(240)	(179)
Decrease in cash during the period		(19,362)	(9,428)
Foreign exchange		724	657
Cash – beginning of the period		30,047	41,838
Cash – end of the period		11,409	33,067
Cash is comprised of:
Cash		11,324	32,986
Restricted cash		85	81
		11,409	33,067
Cash paid for interest		263	38
Cash paid for income tax		591	671

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $21.4 million for the nine months ended January 31, 2023, and has accumulated a deficit of $68.0 million as of January 31, 2023. The Company had $11.4 million cash on hand as of January 31, 2023. The Company expects its cash on hand as of January 31, 2023 will be sufficient to fund the Company’s operations for at least one year from the date these condensed financial statements are available to be issued. The Company’s forecasts are subject to changes in the Company’s internally funded initiatives, including in silico antibody services and pre-clinical assets, and if required, the Company has discretion to reduce or delay its investment in research and development. The Company will need to raise additional funds to finance its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2022. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2022.

These condensed interim consolidated financial statements were approved by the Board of Directors.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - October 31, 2022	% Equity Interest - April 30, 2022	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	100%	Netherlands	Euro
BioStrand B.V.	100%	100%	Belgium	Euro
Idea Family B.V.	100%	100%	Belgium	Euro
BioKey B.V.	100%	100%	Belgium	Euro
BioClue B.V.	100%	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company adopted this standard effective May 1, 2022. The adoption of the amendment to IAS 37 did not have an impact on the Company’s consolidated financial statements for the three and nine months ended January 31, 2023.

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2022, except as noted below.

Reclassification

For the period ended October 31, 2022, the Company changed the presentation of its expense analysis from the nature of expense method to the function of expense method. In accordance with IAS 1, the Company reclassified comparative amounts beginning with the period started May 1, 2021. The reclassification is intended to provide more relevant information about the activities of separate functions at the Company, along with increased comparability to industry peers.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

5.	ACQUISITION OF BIOSTRAND

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand B.V., BioKey B.V., BioClue B.V. and Idea Family B.V. (collectively “BioStrand”) on terms as follows:

€2.7 million (CAD $3.7 million) was paid in cash on closing;

4,077,774 common shares of the Company were issued on closing;

Deferred cash payment of €0.5 million (CAD $0.7 million) to be paid 90 days subsequent to closing; and

Deferred cash payment of €0.5 million (CAD $0.6 million) to be paid over the next 3 years.

BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.

The transaction was accounted for as a business combination, as the operations of BioStrand meet the definition of a business. As the transaction was accounted for as a business combination, legal and consulting costs of $0.7 million and $0.1 million, respectively, were expensed during the year ended April 30, 2022. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets will represent the sales growth potential and assembled workforce of BioStrand.

During the three months ended July 31, 2022, the Company recorded the right-of-use assets and lease liabilities in connection with building and vehicle leases at BioStrand. During the three months ended October 31, 2022, the Company adjusted goodwill upon the finalization of the deferred cash payment paid 90 days subsequent to closing. Both adjustments occurred during the measurement period and were applied retrospectively. The Company has allocated the purchase price as follows:

(in thousands)	$
Cash	4,985
Common shares of the Company	29,126
Fair value of consideration	34,111

Cash	36
Amounts receivable	80
Unbilled revenue	8
Equipment	247
Intangible assets (not deductible for tax purposes)	28,459
Proprietary processes (not deductible for tax purposes)	391
Goodwill (not deductible for tax purposes)	12,658
Accounts payable and accrued liabilities assumed	(342)
Deferred revenue	9
Leases	(223)
Deferred income tax liability	(7,212)
34,111

The intangible assets are primarily comprised of acquired technology assets that are expected to have a useful life of 15 years.

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the stock price on the date of the acquisition. The common shares are subject to an escrow agreement, and will be released to

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The operating results for BioStrand have been recognized in the consolidated statement of comprehensive loss beginning on April 13, 2022, the effective date of control. During the year ended April 30, 2022, the Company recorded a net loss of $0.2 million related to BioStrand.

The deferred cash payments of €1.0 million was fair valued on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the nine months ended January 31, 2023 and year ended April 30, 2022 are as follows:

(in thousands)	$
Balance, April 30, 2021	—
Amount at date of acquisition	1,317
Foreign exchange	(12)
Balance, April 30, 2022	1,305
Foreign exchange	47
Working capital adjustment	(68)
Deferred acquisition payment	(610)
Balance, January 31, 2023	674
Less: Current portion	(140)
Non-current portion	534

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 13).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	—	8,406
Additions	39	3	—	311	1	—	991	138	1,483
Acquisition of BioStrand	24	—	—	69	152	—	—	—	245
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Lease modification	—	—	—	(22)	—	—	—	—	(22)
Subsidy reimbursement	—	—	—	—	—	—	(106)	—	(106)
Asset impairment	—	—	—	(363)	—	—	—	—	(363)
Foreign exchange	(2)	1	(2)	(139)	(8)	—	(261)	—	(411)
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	125	—	—	7,412	—	82	749		8,368
Completion of work-in-process	—	—	—	—	—	166	—	(138)	28
Disposals	(3)	—	—	(616)	(93)	—	(13)	—	(725)
Foreign exchange	12	—	2	145	17	4	327	—	507
Balance, January 31, 2023	270	35	49	9,527	163	605	6,735	—	17,384

Accumulated Depreciation:
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	—	4,382
Depreciation	31	6	7	698	23	51	940	—	1,756
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Asset impairment	—	—	—	(196)	—	—	—	—	(196)
Foreign exchange	(1)	—	(2)	(100)	(4)	1	(163)	—	(269)
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	58	2	—	732	44	27	743	—	1,606
Disposals	(3)	—	—	(600)	(55)	—	—	—	(658)
Foreign exchange	4	—	2	127	7	—	184	—	324
Balance, January 31, 2023	129	31	49	1,995	42	375	4,298	—	6,919

Net Book Value:
April 30, 2022	66	6	—	850	193	5	2,301	138	3,559
January 31, 2023	141	4	—	7,532	121	230	2,437	—	10,465

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

7.	INTANGIBLE ASSETS

Changes in the value of the intangible assets during the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2021	33	4,089	7,635	138	—	11,895
Costs expensed	—	—	—	—	191	191
Acquisition of BioStrand	—	28,459	391	—	—	28,850
Foreign exchange	—	(634)	(667)	(12)	(11)	(1,324)
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Additions	—	—	—	—	—	—
Foreign exchange	—	2,391	551	9	14	2,965
Balance, January 31, 2023	33	34,305	7,910	135	194	42,577

Accumulated Amortization:
Balance, April 30, 2021	1	1,445	4,391	—	—	5,837
Amortization	7	398	1,577	—	31	2,013
Foreign exchange	—	(150)	(477)	—	(1)	(628)
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	5	1,842	1,061	121	68	3,097
Foreign exchange	—	268	488	4	7	767
Balance, January 31, 2023	13	3,803	7,040	125	105	11,086

Net Book Value:
April 30, 2022	25	30,221	1,868	126	150	32,390
January 31, 2023	20	30,502	870	10	89	31,491

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

8.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.

The changes in the value of the New Debentures during the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2021	1,531	127
Accretion expense	85	—
Conversion to shares	(304)	(24)
Balance, April 30, 2022	1,312	103
Accretion expense	3	—
Conversion to shares	(1,315)	(103)
Balance, January 31, 2023	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

9.	LEASES

The Company has leases for lab and office space, automobiles and one item of lab equipment. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2023	1,071
2024	1,513
2025	1,009
2026	969
2027	966
More than 5 years	4,717
Total minimum lease payments	10,245
Less: imputed interest	(2,770)
Total present value of minimum lease payments	7,475
Less: Current portion	(1,291)
Non-current portion	6,184

Total cash outflow for leases during the nine months ended January 31, 2023 was $1.0 million (2022 - $0.7 million).

The nature of the Company’s leases by type of right-of-use asset as at January 31, 2023 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	5	0 - 9 years	2.5 years	5	—	3	2
Automobiles	6	1.5 - 4 years	2 years	—	—	6	6
Lab equipment	1	<0.5 years	<0.5 years	—	1	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

Right-of-use assets

The Company reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended April 30, 2022, a significant change in the planned use of a right-of-use asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million, the full carrying value of the asset.

During the three months ended October 31, 2022, the Company recorded a right-of-use asset of $6.2 million upon commencement of a new lease at the Utrecht, the Netherlands location. The lease includes an initial term of five years, and a renewal option for an additional five years. The Company has determined that it is reasonably certain to exercise the renewal option.

The changes in the value of right-of-use assets during the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2021	2,730	94	623	3,447
Additions	311	1	—	312
Acquisition of BioStrand	69	152	—	221
Lease modification	(22)	—	—	(22)
Loss on impairment	(369)	—	—	(369)
Foreign exchange	(133)	(8)	28	(113)
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,412	—	—	7,412
Disposals	(616)	(93)	—	(709)
Foreign exchange	145	17	32	194
Balance, January 31, 2023	9,527	163	683	10,373

Accumulated Depreciation:
Balance, April 30, 2021	1,334	27	220	1,581
Depreciation	698	23	224	945
Loss on impairment	(196)	—	—	(196)
Foreign exchange	(100)	(4)	16	(88)
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	732	44	178	954
Disposals	(600)	(55)	—	(655)
Foreign exchange	127	7	25	159
Balance, January 31, 2023	1,995	42	663	2,700

Net Book Value:
April 30, 2022	850	193	191	1,234
January 31, 2023	7,532	121	20	7,673

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the nine months ended January 31, 2023 and 2022 are as follows:

(in thousands)	2023 $	2022 $
Leases of low value assets	30	18
Variable lease payments	169	96
	199	114

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

10.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)Share capital transactions:

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand (Note 5). The common shares were valued at $29.1 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures.

2023 Transactions

During the nine months ended January 31, 2023, the Company issued 178,725 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.5 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was US $4.54.

During the nine months ended January 31, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

Subsequent Events

Subsequent to January 31, 2023, the Company issued 84,812 common shares pursuant to the cashless exercise of 140,000 stock options.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

c)	Options

The following table summarizes stock option awards during the nine months ended January 31, 2023 and the year ended April 30, 2022, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 9, 2021(3)	10,000	7.72(7)	Strategic board members	9.42	0%	78%	0.70%	5.0 years	$0.06 million
June 13, 2021(4)	43,750	7.14(7)	Consultant	8.63	0%	78%	0.71%	3.0 years	$0.2 million
August 7, 2021(2)	45,000	9.19	Employee	9.19	0%	79%	0.80%	5.0 years	$0.3 million
January 2, 2022(1)	28,250	6.89	Directors	6.89	0%	77%	1.18%	4.0 years	$0.1 million
January 7, 2022(2)	225,000	7.94	Officers and employees	7.94	0%	77%	1.42%	5.0 years	$1.1 million
January 7, 2022(2)	113,000	7.94	Employees	7.94	0%	77%	1.42%	4.7 years	$0.5 million
January 13, 2022(5)	15,000	8.30	Officer	8.30	0%	77%	1.43%	1.0 years	$0.04 million
January 13, 2022(2)	24,000	8.30	Employees	8.30	0%	77%	1.43%	4.7 years	$0.1 million
March 11, 2022(6)	25,000	6.35	Consultant	4.67	0%	76%	1.77%	2.0 years	$0.03 million
May 15, 2022(2)	80,000	5.79	Employees	5.79	0%	77%	2.73%	5.0 years	$0.3 million
(1)	Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(2)	Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(3)	Vesting conditions are as follows: one-third one year after grant date; one-third two years after grand date; and one-third three years after grant date.
(4)	The option vested immediately.
(5)	Vesting conditions are as follows: one-third 2 months after grant date; one-third 4 months after grant date; and one-third 6 months after grant date.
(6)	Vesting conditions are as follows: one-half 3 months after grant date; one-half 6 months after grant date.
(7)	Priced in US dollars

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the three and nine months ended January 31, 2023, the Company has recorded $0.2 million and $1.3 million (2022 - $0.5 million and $2.3 million) of share-based payments expense.

The changes in the stock options for the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021 (outstanding)	1,358,900	7.93	3.11
Granted	529,000	7.98	—
Exercised	(188,000)	3.26	—
Expired	(60,250)	10.75	—
Forfeited	(15,500)	20.30	—
Balance, April 30, 2022 (outstanding)	1,624,150	8.29	2.88
Granted	80,000	5.79	—
Exercised	(178,725)	4.00	—
Expired	(68,842)	10.20	—
Forfeited	(24,335)	9.45	—
Balance, January 31, 2023 (outstanding)	1,432,248	8.58	2.49
Unvested	(202,729)	7.52	3.94
Exercisable, January 31, 2023	1,229,519	8.75	2.25

Details of the options outstanding as at January 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
February 7, 2023	2.35	0.02	140,000	-	140,000
April 3, 2023	5.05	0.17	11,000	-	11,000
September 24, 2023	4.75	0.65	19,000	-	19,000
November 7, 2023	4.10	0.77	20,000	-	20,000
December 31, 2023	5.00	0.92	180,000	-	180,000
January 11, 2024	5.00	0.95	60,000	-	60,000
September 1, 2025	8.50	2.59	250,000	-	250,000
January 6, 2026	20.30	2.93	210,000	-	210,000
May 9, 2026(1)	10.40	3.27	10,000	6,667	3,333
August 5, 2026	9.19	3.51	30,000	15,000	15,000
January 2, 2026	6.89	2.92	28,250	7,063	21,187
January 7, 2027	7.94	3.94	335,332	112,667	222,665
January 7, 2027	8.30	3.95	33,666	7,999	25,667
February 22, 2024	6.35	1.06	25,000	-	25,000
May 15, 2027	5.79	4.29	80,000	53,333	26,667
	8.58	2.49	1,432,248	202,729	1,229,519
(1)	US $7.72

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

d)	Warrants

The changes in the warrants for the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(878,300)	3.50	—
Balance, January 31, 2023 and April 30, 2022	—	—	—

e)	Finder’s Warrants

The changes in the finder’s warrants for the nine months ended January 31, 2023 and the year ended April 30, 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	176,888	16.12	3.75
Exercised	(46,777)	3.50	—
Balance, April 30, 2022	130,111	21.59	3.77
Exercised	—	—	—
Balance, January 31, 2023	130,111	22.93	3.01

Details of the finder’s warrants outstanding as at January 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	22.93	3.01	130,111
(1)	US $16.81

11.	EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three and nine months ended January 31, 2023 and 2022 are detailed below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Wages, salaries	2,719	2,250	7,741	6,052
Employee benefits	216	259	552	566
Payroll taxes	200	178	681	510
Severance	73	8	133	8
Share-based payments	193	492	1,307	2,297
	3,401	3,187	10,414	9,433

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Brad McConn, CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Chief Financial Officer, Dr. Yasmina Abdiche, former Chief Scientific Officer; and Directors of the Company. During the nine months ended January 31, 2023 and 2022, the compensation for key management is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Salaries and other short-term benefits	530	695	1,938	1,980
Severance (included in salaries)	63	—	123	8
Share-based payments	124	383	555	885
Director compensation (included in salaries)	83	84	250	282
	800	1,162	2,866	3,155

At January 31, 2023, included in accounts payable and accrued liabilities is $0.7 million (April 30, 2022 - $0.4 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

13.	COMMITMENTS

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The lease will have a five-year term with an optional five-year extension, and is estimated to commence June 1, 2023 at an estimated annual cost of €0.5 million indexed for inflation.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

14.	GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. The Company received the first disbursement of €0.2 million during the three months ended July 31, 2022. During the three and nine months ended January 31, 2023, the Company recorded nil and €0.2 million in grant income related to this funding.

15.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At January 31, 2023 and April 30, 2022, the Company has one reportable segment, being antibody production and related services.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

The Company’s revenues are allocated to geographic regions for the three and nine months ended January 31, 2023 and 2022 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
United States of America	3,006	1,759	6,942	5,139
Canada	121	160	518	386
Europe	1,889	2,303	6,816	6,769
Other	155	593	768	1,831
	5,171	4,815	15,044	14,125

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2023 and 2022 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
Project revenue	4,754	4,073	13,817	12,652
Product sales revenue	363	465	1,054	1,177
Cryostorage revenue	54	277	173	296
	5,171	4,815	15,044	14,125

The Company’s non-current assets are allocated to geographic regions as of January 31, 2023 and April 30, 2022 as follows:

	January 31, 2023 $	April 30, 2022 $
North America - Corporate	88	76
North America	1,091	1,481
Belgium	42,647	41,355
Netherlands	19,742	13,265
	63,568	56,177

Geographic segmentation of the Company’s net income (loss) for the three and nine months ended January 31, 2023 and 2022 is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	(620)	(1,815)	(4,500)	(6,037)
North America	(3,146)	(2,188)	(14,327)	(7,217)
Belgium	(1,267)	—	(3,276)	—
Netherlands	334	177	672	1,189
	(4,699)	(3,826)	(21,431)	(12,065)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2023 and 2022 is as follows:

	Three months ended January 31,		Nine months ended January 31,
Interest and accretion (in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	2	72	17	197
North America	3	12	14	41
Belgium	3	—	12	—
Netherlands	111	33	169	85
	119	117	212	323

	Three months ended January 31,		Nine months ended January 31,
Amortization and depreciation (in thousands)	2023 $	2022 $	2023 $	2022 $
North America - Corporate	4	15	11	53
North America	195	201	563	592
Belgium	554	—	1,717	—
Netherlands	935	733	2,411	2,198
	1,688	949	4,702	2,843

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended January 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	January 31, 2023 $	January 31, 2022 $
Acquisition of building and equipment by lease	7,412	327
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	—	503

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2023 $
Deferred acquisition payments	1,237	(610)	—	—	—	47	674
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(955)	7,412	—	—	(437)	7,475
Total	4,004	(1,565)	7,412	(1,315)	3	(390)	8,149

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2022 $
Deferred acquisition payments	498	—	—	(503)	—	5	—
Convertible debentures	1,531	—	—	(304)	65	—	1,292
Leases	1,926	(702)	327	—	—	(29)	1,522
Total	3,955	(702)	327	(807)	65	(24)	2,814